

November 15, 2010

Mr. Kit Leong Low
Chief Financial Officer
Focus Media Holding Ltd.
Unit No. 1, 20th Floor, The Centrium
60 Wyndham Street, Central, Hong Kong

> **Re: Focus Media Holding Ltd.
> Form 20-F for the year ended December 31, 2009
> Filed June 29, 2010, amended July 16, 2010, September 7, 2010 and
> November 5, 2010
> File No. 000-51387**

Dear Mr. Low:

We have reviewed your amended filing and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2009

General

1.   Due to the failure of your principal financial officer to provide the certifications required by Rule 13a-14 and Form 20-F by the due date of your Annual Report, we do not consider the report to have been filed in a timely manner. Therefore, we do not believe you were eligible to use Form F-3 when you filed your registration statement on September 7, 2010. Refer to General Instruction I.A.2 of Form F-3, Rule 401(g)(2) under the Securities Act and Exchange Act Rules CD&I 161.09 available on our website.

Risk Factors, page 7

If the PRC government finds that the ownership structure for our operating subsidiaries or our operation affiliates . . ., page 8

2.   In the second paragraph of this section, you note that, starting in late 2007, the advertising industry has been re-classified from a "restricted" area to a "permitted" area for foreign investment. Please provide more specific information about the PRC laws or regulations that implemented this change and how these laws or regulations intersect with the 2005 rules on foreign investment in the advertising business referenced in the previous paragraph. If advertising is now a permitted area for foreign investment, explain why only subsidiaries of WFOEs, but not WFOEs themselves, can engage in advertising businesses.

3.   We note that approximately 71% of 2009 net revenue was generated through indirect PRC operating subsidiaries. In an appropriate location of the annual report, please discuss in more detail the process and costs involved in converting businesses from operating affiliates to indirect PRC operating subsidiaries. Discuss the historical costs that you have incurred converting businesses to date. In addition, please explain how you determine which businesses to convert and how you balance the time and financial costs associated with converting, on the one hand, against the risks, challenges and conflicts associated with the contractual operating structure discussed in various risk factors, on the other hand.

4.   As part of your contractual operating structures, you have entered into call option agreements with the PRC shareholders that would be exercisable by your PRC operating subsidiaries to the extent permitted by PRC law. Given your disclosure referenced above with respect to changes in PRC law starting in 2007, disclose whether it is your belief that these call option agreements are now exercisable. Explain what role these option agreements have played in the conversion process to date. If you have not been able to transfer ownership pursuant to these agreements, include separate risk factor disclosure explaining the limitations of these agreements and clarifying that ownership transfer will still involve "substantial" costs.

If the PRC government finds that the ownership structure of our operating affiliates violates PRC laws as a result of the change in Jason Nanchun Jiang's citizenship . . ., page 9

5.   We note your response to comment six in our letter dated September 22, 2010. Based on your response, we understand that Mr. Jiang still maintains his PRC citizenship because he has not resided outside of the PRC since becoming a Singapore citizen. Please confirm through disclosure that Mr. Jiang is still a PRC citizen and also disclose whether or not the PRC recognizes dual citizenship.

6.   You cite the New M&A Rule for the proposition that a change in citizenship of a shareholder of a PRC domestic company does not change the nature of the PRC domestic company. However, it is not clear to us why this guidance would apply to the restrictions on foreign investment in the advertising industry as administered by the SAIC or Ministry of Commerce. Please revise to clarify why you believe the guidance in the New M&A Rule would be applicable to regulations on foreign investment in the advertising industry.

We use contractual arrangements with our PRC operating affiliates and their shareholders for a significant portion of our Chinese operations . . ., page 10

7.   We note that one reason that the equity pledges have yet to be registered is the recent promulgation of implementing rules in some places and variance in local practices. Please explain the process for registering your equity pledges, including how many different local registrations must be completed for each pledge.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities . . ., page 12

8.   Considering the restrictions and challenges discussed under this risk factor heading, please explain to us, in practical terms, how funds raised off-shore would be used to operate your businesses in China.

Information on the Company, page 42

Limitations on Foreign Ownership in the Advertising Industry, page 51

9.   We note your response to comment 18 in our letter dated September 22, 2010. Please also confirm that it has been your practice to obtain a new opinion each time you file an Annual Report on Form 20-F and that you received one in connection with the June 29, 2010 original filing. If this is not the case, please include appropriate qualifying disclosure in future filings regarding the date when you received the opinion and any changed factual or legal circumstances in the interim.

Regulation of Advertising Services, page 53

10.   We note your response to comment 21 in our letter dated September 22, 2010. However, we specifically note that you are still in the process of obtaining business licenses from SAIC branches for some of your new directly-operated cities. We assume you are referring to cities in which you have recently converted to operating through indirect subsidiaries as opposed to operating affiliates. If this is the case, please explain why you were comfortable converting certain businesses to indirect subsidiaries prior to receiving appropriate business licenses in light of restrictions on foreign investment in the advertising industry.

Management's Discussion and Analysis, page 51

General

11.   We note your expanded disclosure of strategic and operational reorganization during the three years ended December 31, 2009. We also note your response to prior comment 29 to our letter dated September 22, 2010. Please expand the discussion of the Allyes operations to describe in detail the changes in the operations of Allyes or the market conditions in which Allyes operates that explain the significant increase in fair market value of Allyes between January 2010 (the date of sale of 38% of Allyes to certain employees, management and directors) and July 2010 (the date the remaining interest in Allyes was sold to unrelated third parties).

12.   We note that you included a tabular presentation of recent acquisitions returned to original owners as an annex to your response letter. Please expand MD&A to include the tabular presentation, along with a narrative explanation of each transaction.

13.   We note that you describe the general metrics used in your evaluation of whether subsidiaries are underperforming. Please expand your discussion of dispositions to include which metrics you utilized for each of the subsidiaries determined to be underperforming. Detail any differences in assumptions for subsidiaries in different reporting units.

Goodwill Impairment, page 63

14.   Refer to your tabular presentation of goodwill on pages 70, 71 and F-21. Please revise to properly align the amounts for Goodwill Impairment for 2008.

15.   We note your response to prior comment 35 to our letter dated September 22, 2010. We note that the projected operating performance for your poster frame, movie theatre and billboard reporting units differed significantly from historical performance for these operations and resulting in the obligation to pay contingent consideration while also recognizing impairment of intangible assets in the same period. Please expand MD&A to detail the assumptions used in determining these estimates and expand the discussion to explain in greater detail the trends that are reflected in your projected performance for these reporting units.

16.   Refer to your discussion of contingent consideration on page 77. Please expand the discussion to quantify the amounts of contingent payments for each segment for businesses acquired in 2008 which are the subject of contingent payment arrangements in 2009 and future periods.   Revise the disclosure to include the amounts paid during the periods presented under each agreement. Please revise Note 3 to the financial statements accordingly.

Controls and Procedures, page 124

17.   We re-issue comment 46 in our letter dated September 22, 2010 in part. In light of your failure to include the required certifications by your principal financial officer in a timely manner, as well as other disclosure corrections or revisions that required multiple amendments to your Form 20-F, revise your disclosure regarding the conclusions of your principal executive officer and principal financial officer as to the effectiveness of your disclosure controls and procedures as of December 31, 2009. If management still concludes that disclosure controls and procedures were effective as of that date, please include a detailed explanation of how management came to that conclusion in spite of these issues.

Financial Statements

General

18.   We note that, as of December 31, 2009, you have Paid In Capital of $1.9 billion, Accumulated Losses of $747 million and Investments in and Amounts Due from your subsidiaries and affiliates of $1.1 billion. We also note from disclosures in the condensed financial statements in Financial Statement Schedule I that your subsidiaries and affiliates have incurred losses of $750 million in 2008 and $171 million in 2009.   For subsidiaries and affiliates with an accumulated loss and/or paid in capital balance at the subsidiary or affiliate level as of December 31, 2009, please revise to disclose, if true, that these subsidiaries and affiliates are restricted in their ability to transfer all of their net assets to you in the form of cash, dividends, loans or advances.   Also, it is unclear why you disclose on page 87 that you have only $790 million of restricted net assets as of December 31, 2009, in light of your investments and advances to subsidiaries and affiliates.   Please revise or advise.

Note 6 – Accounts Receivable, Net, page F-18

19.   We note on page 73 that many of your major customers were facing significant financial problems, including in some cases the possibility of bankruptcy, during 2008. We also note that your bad debt expense for 2008 was less than half your bad debt expense for 2009. Please expand the discussion in MD&A on page 73 and Note 6 on page F-18 to explain how these trends impacted your allowance for doubtful accounts as of December 31, 2008.

You may contact Claire Delabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

for Larry Spirgel
     Assistant Director

cc: Chris Lin
     Simpson Thacher & Bartlett LLP
     Via facsimile: 852 2869 7694